May 1, 2006

VIA SEDAR

Autorité des marchés financiers

Dear Sir or Madam:

Emgold Mining Corporation (the “Company”)
Report on the Securities Distributed in Quebec Under the Exemptions Prescribed by Section 52 of the Securities Act (Quebec) (the “Act”)

This letter is in accordance with section 114 of the Securities Regulations (Quebec).

The Company hereby advises that it made no distribution of securities in Quebec under the exemptions prescribed by section 52 of the Act for the financial year ended December 31, 2005.

Sincerely yours,

Rodrigo A. Romo
Paralegal
for Emgold Mining Corporation